Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                August 5, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9574
                        ETF Growth and Income Aug. '21
                                 (the "Trust")
                      CIK No. 1863563 File No. 333-257888
-------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response: The Trust does not anticipate holding ETFs that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

      2. IF THE TRUST'S FINAL PORTFOLIO INCLUDES SIGNIFICANT EXPOSURE TO THEME-BASED ETFS, SECTORS, INDUSTRIES OR COUNTRIES, PLEASE SPECIFY AND ADD APPROPRIATE RISK DISCLOSURE TO THE TRUST'S PROSPECTUS.

      Response:   The Trust confirms it will add appropriate disclosure to the
Trust's prospectus if the Trust's final portfolio contains significant exposure to theme-based ETFs, sectors, industries or countries.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ________________________________
                                              Daniel J. Fallon